SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                               SCHEDULE 13D

                              Amendment No. 2

                Under the Securities Exchange Act of 1934

                        PHONETEL TECHNOLOGIES, INC.
        ____________________________________________________________
                             (Name of Issuer)

                       COMMON STOCK, $.01 PAR VALUE
        ____________________________________________________________
                      (Title of Class and Securities)

                                71921H-10-0
        ____________________________________________________________
                  (CUSIP Number of Class of Securities)

                               PETER G. GRAF
                         C/O JOSEPH GRAF & COMPANY
                             6 EAST 43 STREET
                         NEW YORK, NEW YORK 10017
                              (212) 972-3333

        _____________________________________________________________
         (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                Copy to:

                          STEPHEN M. BANKER, ESQ.
                   SKADDEN, ARPS, SLATE, MEAGHER & FLOM
                             919 THIRD AVENUE
                        NEW YORK, NEW YORK  10022
                              (212) 735-3000

                              MARCH 15, 1996
        ____________________________________________________________
                      (Date of Event which Requires
                        Filing of this Statement)

         If the filing person has previously filed a statement on
         Schedule 13G to report the acquisition which is the
         subject of this Statement because of Rule 13d-1(b)(3) or
         (4), check the following:               ( )

        Check the following box if a fee is being paid with this
        Statement:                               ( )



                               SCHEDULE 13D

   CUSIP No. 71921H-10-9
   _________________________________________________________________
   (1)  NAMES OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
        PETER G. GRAF

   _________________________________________________________________
   (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                         (a)  (X)
                                                         (b)  ( )
   _________________________________________________________________
   (3)  SEC USE ONLY

   _________________________________________________________________
   (4)  SOURCE OF FUNDS*
        PF
   _________________________________________________________________
   (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

   __________________________________________________________________
   (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
        U.S.
   _________________________________________________________________
                                   (7)  SOLE VOTING POWER
         NUMBER OF                      1,009,922
          SHARES                 ___________________________________
       BENEFICIALLY                (8)  SHARED VOTING POWER
         OWNED BY
           EACH                  ___________________________________
         REPORTING                 (9)  SOLE DISPOSITIVE POWER
          PERSON                        1,009,922
           WITH                  ___________________________________
                                  (10)  SHARED DISPOSITIVE POWER

   _________________________________________________________________
   (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        1,009,922
   _________________________________________________________________
   (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES*                                      (X)

   _________________________________________________________________
   (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
        23.6%
   _________________________________________________________________
   (14) TYPE OF REPORTING PERSON*
        IN
   _________________________________________________________________


        Item 1.  Security and Issuer.

                  This Amendment No. 2 amends and supplements the Statement on Schedule 13D (the "Schedule") filed with the Securities and Exchange Commission by Peter G. Graf dated July 21, 1995, and amended on September 22, 1995, relating to his beneficial ownership of shares of common stock, par value $.01 per share (the "Common Stock"), of PhoneTel Technologies, Inc., an Ohio corporation (the "Company"). The principal executive offices of the Company are located at 1127 Euclid Avenue, Cleveland, Ohio 44115.

        Item 2.  Identity and Background.

                  The information set forth in Item 2 of the
        Schedule is hereby amended and supplemented as follows:

                  On March 15, 1996, Mr. Graf acquired (i) 25,000 shares of 14% Convertible Preferred Stock, without par value, $60 stated value (the "14% Convertible Preferred Stock") and (ii) warrants to purchase 539,989 shares of Common Stock at $.01 per share (the "Warrant"). In consideration of this purchase, Mr. Graf paid the Company $1,500,000 in cash from his personal funds. Copies of the Designations, Powers, Preferences and Rights of the 14% Convertible Preferred Stock and of the Warrant are attached hereto as Exhibits 1 and 2, respectively.

        Item 5.  Interest in Securities of the Issuer.

                  The information set forth in Item 5 of the
        Schedule is hereby amended and supplemented as follows:

                  (a)(b) Following his acquisition on March 15, 1996 of the 14% Convertible Preferred Stock and the Warrants Mr. Graf owns (i) 144,869 shares of Common Stock,
        (ii) 25,000 shares of 14% Convertible Preferred Stock convertible into 250,000 shares of Common Stock and (iii) warrants to purchase 615,053 shares of Common Stock. Based upon the 3,411,178 shares of Common Stock outstanding, the shares of Common Stock beneficially owned by Mr. Graf represent approximately 23.6% of the shares of Common Stock outstanding.

                  As described in Amendment No. 1 to this Schedule 13D, as a member of the Group that entered into the Voting Agreement, Mr. Graf may be deemed to have beneficial ownership of all of the shares of Common Stock beneficially owned by the other members of the Group. To the best of Mr. Graf's knowledge, the other members of the Group own approximately 831,762 shares of Common Stock and hold warrants and preferred stock convertible into approximately 932,694 shares of Common Stock. Accordingly, Mr. Graf may be deemed to beneficially own 2,774,378 shares of Common Stock, or approximately 53.26% of the outstanding shares of Common Stock.

                  (c) Except for the acquisition of the Warrants and the 14% Convertible Preferred Stock and for purchases on January 15, 1996 of 382 shares of Common Stock at $6.00 per share and on February 13, 1996 of 528 shares at $6.00 per share from the Company, Mr. Graf has not effected transactions in the securities of the Company in the last 60 days.

        Item 7.  Material to be filed as Exhibits.

                  Exhibit 1 -    Designations, Powers, Preferences
                                 and Rights of the 14% Convertible
                                 Preferred Stock

                  Exhibit 2 -    Warrant, dated March 15, 1996, to
                                 purchase 539,989 shares of Common
                                 Stock


                                 SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

        Dated:  March 27, 1996

                                              /s/ Peter G. Graf
                                                  Peter G. Graf


                               EXHIBIT INDEX

           Exhibit No.            Exhibit Name           Page No.

                1         Designations, Powers,
                          Preferences and Rights of
                          the 14% Convertible
                          Preferred Stock

                2         Warrant, dated March 15,
                          1996, to purchase 539,989
                          shares of Common Stock